UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 333-263714

Enerflex Ltd.

(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On October 6, 2022, Enerflex Ltd. (“Enerflex”) filed on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com the Pricing Press Release, dated October 6, 2022.

On October 11, 2022, Enerflex filed on the SEDAR website at www.sedar.com the following documents: (1) Report of Voting Results, dated as of October 11, 2022, and (2) Shareholder Approval Press Release, dated October 11, 2022.

On October 13, 2022, Enerflex filed on the SEDAR website at www.sedar.com the Closing Press Release, dated October 13, 2022.

On October 17, 2022, Enerflex filed on the SEDAR website at www.sedar.com the following documents: (1) Indenture, dated as of October 12, 2022, by and among Enerflex Ltd., Each of the Guarantors from Time to Time Party Thereto, the Bank of New York Mellon, and Computershare Trust Company of Canada, (2) Credit Agreement, dated as of October 13, 2022, by and among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd. as Borrowers, and the Financial Institutions Named in Schedule A Annexed Thereto, and Royal Bank of Canada, and (3) Material Change Report dated October 17, 2022.

Exhibit	DESCRIPTION

99.1	Pricing Press Release, dated October 6, 2022

99.2	Report of Voting Results, dated as of October 11, 2022

99.3	Shareholder Approval Press Release, dated October 11, 2022

99.4	Closing Press Release, dated October 13, 2022

99.5	Indenture, dated as of October 12, 2022, by and among Enerflex Ltd., Each of the Guarantors from Time to Time Party Thereto, the Bank of New York Mellon, and Computershare Trust Company of Canada

99.6	Credit Agreement, dated as of October 13, 2022, by and among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd. as Borrowers, and the Financial Institutions Named in Schedule A Annexed Thereto, and Royal Bank of Canada

99.7	Material Change Report, dated October 17, 2022

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 20, 2022	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
	Name:	Justin D. Pettigrew
	Title:	Corporate Secretary and Associate General Counsel, Corporate